Tuesday, March 24, 2009

Mr. Andrew Mew

Branch Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

General Metals Corporation

File No. 0-30230

Form 10-KSB for the year ended April 30, 2007

Filed June 5, 2007

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Filed August 12, 2008

Dear Mr. Andrew Mew:

We are nearly complete with the revisions to the form 10-KSB for the Fiscal Year Ended April 30, 2008 as per the comments provided in the SEC Comment Letter dated November 25, 2008.

However, we respectfully request an extension of time to address the remainder of the issues. As we continue to work with limited resources, we expect to provide our auditors with the amended 10-KSB within the next few days which should provide them an opportunity to respond and complete any work deemed necessary.  As such, we ask for an extension until April 7, 2009 in order to fully respond to the letter dated November 25, 2008.

Sincerely,

General Metals Corporation

Daniel J. Forbush, CPA

Chief Financial Officer

   615 Sierra Rose, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com